Filed pursuant to Rule 433

Registration No. 333-157882

May 18, 2009 03:13 UTC

State Street Announces Common Stock Offering

Plans Non-FDIC-Guaranteed Senior Notes Offering

Positions Company to Repay TARP CPP Investment

Company Elects to Take Action Resulting in Consolidation of Its Asset-Backed Commercial Paper Conduits

BOSTON—(BUSINESS WIRE)— State Street Corporation (NYSE: STT) announced today that it has commenced a public offering of its common stock. State Street also announced today that it plans to commence a separate public offering of non-guaranteed senior notes in the near term. The notes will not be guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program. Both offerings will be conducted as public offerings pursuant to an effective registration statement under the Securities Act of 1933. Neither offering is conditioned upon completion of the other.

Goldman, Sachs & Co. and Morgan Stanley are acting as joint book-running managers for the offerings.

Subject to consultation with its banking regulators, State Street plans to notify the US Treasury of its intention to repurchase the US Treasury’s preferred stock and common stock purchase warrant investment in State Street under the TARP Capital Purchase Program. If permitted to do so, the company expects to repurchase the preferred stock and warrant with proceeds of these offerings. State Street intends to use offering proceeds not used for this repurchase for general corporate purposes.

State Street also announced today that it elected to take action, effective on May 15, 2009, that resulted in consolidation onto its balance sheet of the asset-backed commercial paper conduits it administers. The analysis conducted under the Federal Reserve’s Supervisory Capital Assessment Program (SCAP), in evaluating State Street’s capital position, assumed consolidation of these conduits onto State Street’s balance sheet during 2009. The Federal Reserve concluded that, after consolidation of the conduits and under the assumptions and methodology required by SCAP, State Street had a sufficient capital buffer to withstand even the stress test’s “more adverse” scenario.

In connection with the consolidation of the conduits, State Street recorded for accounting purposes an after-tax loss of approximately $3.7 billion relating to the recognition of the unrealized mark-to-market losses on the conduit assets. From the conduits, assets with an aggregate book value of approximately $22.7 billion as of May 15, 2009 were consolidated onto the company’s balance sheet at a fair value of approximately $16.6 billion as of that date. Based on its credit assessment of these assets, State Street expects that a vast majority of the after-tax loss recorded upon consolidation will accrete as interest revenue over the lives of the assets into the consolidated income statement. Based upon management’s current prepayment assumptions, State Street expects approximately $475 million pre-tax to accrete as interest revenue in 2009.

The following table1 sets forth State Street’s specified capital ratios as of March 31, 2009 on (1) an actual (unaudited) basis, (2) adjusted to reflect the effect of conduit consolidation onto State Street’s balance sheet as if the consolidation had occurred on March 31, 2009 and (3) adjusted to reflect that conduit consolidation and the assumed completion as of March 31, 2009 of the common stock offering announced today.

March 31, 2009	Tier 1 Capital	Tier 1 Leverage	Tier 1 Common	TCE
Actual (unaudited)	19.1%	10.4%	14.8%	5.9%
Ratios as adjusted for conduit consolidation	13.2%	7.4%	9.0%	2.2%
Ratios as adjusted for conduit consolidation and completion of stock offering	15.1%	8.4%	10.8%	3.4%

(1)	See “Description of Table and Ratios” below for assumptions used in calculating the above ratios, a description of the above ratios and certain reconciliation and other information concerning the above table.

After giving effect to the consolidation of the conduits and assuming the issuance of common stock and senior notes in the offerings, State Street estimates that operating earnings per share for 2009 will be in a range from $4.25 to $4.50. Operating revenues for 2009 are expected to decline by approximately 12% relative to 2008. After consolidation, return on equity for 2009 is expected to be approximately 17%. Estimated operating-basis results for 2009 exclude the extraordinary loss recognized upon the consolidation of the asset-backed commercial paper conduits, but include an estimated $0.75 per share of accretion as interest revenue from the conduit assets as they mature or pay down, offset by the expected impact of the offerings and a contemplated re-establishment of a reserve for discretionary incentive compensation in the second half of 2009, subject to company performance.

DESCRIPTION OF TABLE AND RATIOS

The ratios set forth in the table above give effect, as noted, to the consolidation of the conduits onto our consolidated balance sheet and the receipt as of the date of the table of an assumed $1.45 billion of net proceeds from the common stock offering described above, but do not include any proceeds from the proposed senior notes offering described above. The ratios set forth in the table above are not adjusted for the planned repurchase of the preferred stock and related common stock purchase warrant issued to the US Treasury under the TARP Capital Purchase Program discussed above.

Effective May 15, 2009, we elected to take action that resulted in the consolidation onto our consolidated balance sheet of all of the assets and liabilities of the conduits in accordance with Financial Accounting Standards Board Interpretation No. 46(R). For purposes of this table, we have assumed that all of the conduits, with total assets of approximately $22.5 billion as of March 31, 2009, were consolidated on March 31, 2009 and that the assets of the conduits were recorded at their fair value as of that date, that we incurred a charge in connection with such consolidation and that our marginal tax rate was 40%. Depending upon, among other things, the measurement date of the security, the subsequent sale price of the security may be different from its recorded fair value. These differences may be significant especially if the security is sold during a period of illiquidity or market disruption or as part of a large block of securities under a forced transaction.

Below is a description of, and other information with respect to, the ratios in the table above.

•

Tier 1 risk-based capital, or tier 1 capital, and tier 1 leverage ratios, as applicable, are each calculated in accordance with applicable bank regulatory requirements and, as permitted, exclude the impact of commercial paper purchased under the Federal Reserve Bank of Boston’s Asset-Backed Commercial Paper Money Market Mutual Fund Liquidity Facility, or AMLF.

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Tier 1 risk-based common, or tier 1 common, ratio is calculated by dividing (a) tier 1 capital less non-common elements including qualifying perpetual preferred stock, qualifying minority interest in subsidiaries and qualifying trust preferred securities, by (b) risk-weighted assets, which assets are calculated in accordance with applicable bank regulatory requirements. The tier 1 common ratio is not required by U.S. generally accepted accounting principles, or GAAP, or on a recurring basis by applicable bank regulatory requirements. However, this ratio was used by the Federal Reserve in connection with its stress test administered to the 19 largest U.S. bank holding companies under the SCAP, the results of which were announced on May 7, 2009. Although we understand that the Federal Reserve does not intend to prospectively require calculation of the tier

1 common ratio, due to the recent timing of the SCAP, management is currently monitoring this ratio, along with the other ratios set forth in the table above, in evaluating State Street’s capital levels and believes that, at this time, the ratio may be of interest to investors. As used in the table above, actual unaudited tier 1 capital as of March 31, 2009 was $14.6 billion, which capital was calculated in accordance with applicable bank regulatory requirements. To calculate tier 1 common capital, tier 1 capital was reduced by non-common elements of capital, composed of preferred stock of $1.9 billion as of March 31, 2009 and trust preferred securities of $1.5 billion as of March 31, 2009. These aggregate non-common capital elements of $3.4 billion at March 31, 2009 were deducted from tier 1 capital of $14.6 billion at March 31, 2009, resulting in actual unaudited tier 1 common capital of $11.2 billion at March 31, 2009.

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The ratio of tangible common equity to adjusted tangible assets, or TCE ratio, is calculated by dividing total common shareholders’ equity by consolidated total assets, after reducing both amounts by goodwill and other intangible assets net of related deferred taxes. Total assets reflected in the TCE ratio also exclude commercial paper purchased under the AMLF and cash balances on deposit at the Federal Reserve Bank and other central banks in excess of required reserves. The TCE ratio is not required by GAAP or by applicable bank regulatory requirements, but is a metric used by management to evaluate the adequacy of State Street’s capital levels. Since there is no authoritative requirement to calculate the TCE ratio, our TCE ratio is not necessarily comparable to similar capital measures disclosed or used by other companies in the financial services industry. Tangible common equity and adjusted tangible assets are non-GAAP financial measures and should be considered in addition to, not as a substitute for or superior to, financial measures determined in accordance with GAAP. With respect to the calculation of the actual unaudited TCE ratio as of March 31, 2009, a reconciliation of tangible common equity to GAAP total common shareholders’ equity is set forth below in millions:

Total Common Shareholders’ Equity	$11,969

Less:

Goodwill. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	4,493

Intangible assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1,809

Adjusted equity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	5,667

Plus deferred tax liability	540

Total tangible common equity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	$6,207

With respect to the calculation of the unaudited TCE ratio as of March 31, 2009, a reconciliation of adjusted tangible assets to GAAP total assets is set forth below in millions:

Total Assets	$142,144

Less:

Goodwill . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	4,493

Other intangible assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1,809

AMLF investment securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	740

Excess reserves held at central banks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	29,963

Adjusted assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..	105,139

Plus:

Deferred tax liability . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	540

Total adjusted tangible assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	$105,679

ADDITIONAL INFORMATION

This press release includes financial information presented on a GAAP basis as well as on an operating basis, in addition to other measures not presented in accordance with GAAP and used in the calculation of identified capital ratios. Management measures and compares certain financial information on an operating basis, as it believes that this presentation supports meaningful comparisons from period to period and the analysis of comparable financial trends with respect to State Street’s normal ongoing business operations. Management believes that operating-basis financial information, which reports revenue from non-taxable sources on a fully taxable-equivalent basis and excludes the impact of revenue and expenses outside of the normal course of business, facilitates an investor’s understanding and analysis of State Street’s underlying financial performance and trends in addition to financial information prepared in accordance with GAAP. Management also believes that the use of other non-GAAP financial measures in the calculation of identified capital ratios is useful to understanding State Street’s capital position and of interest to investors. Non-GAAP financial measures should be considered in addition to, not as a substitute for or superior to, financial measures determined in accordance with GAAP.

State Street has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents State Street has filed with the SEC for more complete information about State Street and the offerings. You may obtain these documents for free by visiting EDGAR on the SEC Web site at http://cts.businesswire.com/ct/CT?id=smartlink&url=http%3A%2F%2Fwww.sec.gov&esheet=5967101&lan=en_US&anchor=www.sec.gov&index=1. Alternatively, copies of the prospectus may be obtained from Goldman, Sachs & Co. toll free at (866) 471-2526, or Morgan Stanley & Co. Incorporated, toll free at (866) 718-1649.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

State Street Corporation (NYSE: STT) is the world’s leading provider of financial services to institutional investors including investment servicing, investment management and investment research and trading. With $11.337 trillion in assets under custody and $1.395 trillion in assets under management at March 31, 2009, State Street operates in 27 countries and more than 100 geographic markets and employs 27,500 worldwide.

FORWARD-LOOKING STATEMENTS

This news announcement contains forward-looking statements as defined by United States securities laws, including statements about our goals and expectations regarding our business, financial condition, results of operations and strategies, the financial and market outlook, governmental and regulatory initiatives and developments, and the business environment. These statements are not guarantees of future performance, are inherently uncertain, are based on current assumptions that are difficult to predict and involve a number of risks and uncertainties. Therefore, actual outcomes and results may differ materially from what is expressed in those statements, and those statements should not be relied upon as representing our expectations or beliefs as of any date subsequent to the date of this release.

Important factors that may affect future results and outcomes include, but are not limited to:

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global financial market disruptions and the current worldwide economic recession, and monetary and other governmental actions designed to address such disruptions and recession in the U.S. and internationally;

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the impact of our consolidation for financial reporting purposes, effective as of May 15, 2009, of the asset-backed commercial paper conduits that we administer, including the possible increase in the volatility of our net interest revenue, changes in the composition of the assets on our consolidated balance sheet and the possibility that we may be required to change the manner in which we fund those assets;

•	the financial strength and continuing viability of the counterparties with which we or our clients do business and with which we have investment or financial exposure;

•	the liquidity of the U.S. and international securities markets, particularly the markets for fixed income securities, and the liquidity requirements of our customers;

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the credit quality and credit agency ratings of the securities in our investment securities portfolio, a deterioration or downgrade of which could lead to other-than-temporary impairment of the respective securities and the recognition of an impairment loss;

•	the maintenance of credit agency ratings for our debt obligations as well as the level of credibility of credit agency ratings;

•	the possibility of our customers incurring substantial losses in investment pools where we act as agent, and the possibility of further general reductions in the valuation of assets;

•	our ability to attract deposits and other low-cost, short-term funding;

•

potential changes to the competitive environment, including changes due to the effects of consolidation, extensive and changing government regulation and perceptions of State Street as a suitable service provider or counterparty;

•	the level and volatility of interest rates and the performance and volatility of securities, credit, currency and other markets in the U.S. and internationally;

•	our ability to measure the fair value of the investment securities on our consolidated balance sheet;

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the results of litigation, government investigations and similar disputes and, in particular, the effect of current or potential proceedings concerning State Street Global Advisors’, or SSgA’s, active fixed-income strategies and other investment products, and the enactment of legislation and changes in regulation and enforcement that impact us and our customers;

•	adverse publicity or other reputational harm;

•	our ability to pursue acquisitions, strategic alliances and divestures, finance future business acquisitions and obtain regulatory approvals and consents for acquisitions;

•	the performance and demand for the products and services we offer, including the level and timing of withdrawals from our collective investment products;

•	our ability to continue to grow revenue, attract highly skilled people, control expenses and attract the capital necessary to achieve our business goals and comply with regulatory requirements;

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our ability to control operating risks, information technology systems risks and outsourcing risks, the possibility of errors in the quantitative models we use to manage our business and the possibility that our controls will fail or be circumvented;

•	the potential for new products and services to impose additional costs on us and expose us to increased operational risk, and our ability to protect our intellectual property rights;

•	changes in government regulation or new legislation, which may increase our costs, expose us to risk related to compliance or impact our customers;

•	restrictions and limitations associated with our participation in the U.S. Treasury’s Troubled Asset

Relief Program, or TARP, capital purchase program and our ability to repurchase the preferred stock and warrants issued by us under that program;

•	changes in accounting standards and practices; and

•	changes in tax legislation and in the interpretation of existing tax laws by U.S. and non-U.S. tax authorities that impact the amount of taxes due.

Other important factors that could cause actual results to differ materially from those indicated by any forward-looking statements are set forth in our 2008 Annual Report on Form 10-K and our subsequent SEC filings, including our Current Report on Form 8-K filed on May 18, 2009. We encourage investors to read these filings, particularly the sections on Risk Factors, for additional information with respect to any forward-looking statements and prior to making any investment decision. The forward-looking statements contained in this press release speak only as of the date hereof, May 18, 2009, and we do not undertake efforts to revise those forward-looking statements to reflect events after this date.

Contacts

State Street Corporation

Edward J. Resch, +1-617-664-1110

or

Investors:

Kelley MacDonald, +1-617-664-3477

or

Media: Hannah Grove, +1-617-664-3377

Source: State Street Corporation

View this news release online at:

http://www.businesswire.com/news/home/20090518000000/en